SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)

Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[logo] Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Inc. Declares Cash Dividend

CORAL GABLES, Fla. – April 28, 2004 – Fresh Del Monte Produce Inc. (NYSE: FDP), today announced that the board of directors has declared the regular quarterly cash dividend of twenty cents ($0.20) per share, payable on June 4, 2004, to shareholders of record on May 12, 2004.

Fresh Del Monte Produce Inc. is a leading, vertically integrated producer, marketer and distributor of high quality fresh fruit and vegetables. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 26, 2003.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Dana Weinstein Vice President – Finance and Corporate Development 305-520-8278

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: April 30, 2004	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer

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